- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                               ----------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM       TO

COMMISSION FILE NUMBER 1-9864...................................................

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            TENNECO INC. THRIFT PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee
of the Tenneco Inc. Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Tenneco Inc. Thrift Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Inc. Thrift Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995, included as Schedule I, and reportable transactions for the year ended December 31, 1995, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             ARTHUR ANDERSEN LLP

Houston, Texas
April 29, 1996

                            TENNECO INC. THRIFT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1995 AND 1994



                                                             1995                                      1994
                                          ------------------------------------------  ---------------------------------------
                                           Shares        Cost         Market Value     Shares        Cost       Market Value
                                          ---------  -------------  ----------------  ---------  -------------  -------------

ASSETS:
Investments-
 Corporate securities-
  Tenneco Inc. common stock               7,332,492   $331,392,250   $  363,874,916   6,960,534   $311,316,767   $295,822,695
  Tenneco Inc. preferred stock                   --             --               --         843         53,045         83,668
 Registered investment companies-
  Capstone Growth Fund, Inc.              2,283,231     29,993,103       31,531,420   2,331,127     30,615,502     29,045,842
  Fidelity U.S. Equity Index Portfolio    1,437,115     24,935,106       32,420,246   1,354,866     22,237,362     22,910,784
  Fidelity Growth Company Fund            2,388,589     71,105,240       86,689,043   2,450,472     69,108,109     66,799,867
  Fidelity U.S. Bond Index Portfolio      1,571,333     16,899,764       17,211,429   1,348,954     14,600,932     13,449,071
                                                      ------------   --------------               ------------   ------------
                                                       142,933,213      167,852,138                136,561,905    132,205,564
 U.S. Treasury notes                                   236,829,852      238,545,135                243,433,121    235,507,297
 BASIC agreement on U.S. Treasury notes                    305,139       (1,410,145)                   637,896      8,563,720
 Time deposits                                         227,090,114      227,090,114                170,403,728    170,403,728
 Cash surrender value of life insurance
  policies                                                      --           86,486                         --         88,349
 Participant loans receivable                                   --       27,349,098                         --     27,619,916
                                                     -------------   --------------              -------------   ------------
           Total investments                          $938,550,568    1,023,387,742               $862,406,462    870,294,937
                                                      ============                                ============
Receivables-
 Employees' contributions                                                 1,040,322                                 1,015,815
 Employers' contributions                                                   948,894                                   931,072
 Due from Trustee for liquidated
  securities                                                                     --                                 6,000,000
 Accrued interest                                                         3,867,269                                 4,565,864
                                                                     --------------                              ------------
                                                                          5,856,485                                12,512,751
Cash                                                                        355,550                                   529,903
                                                                     --------------                              ------------
           Total assets                                               1,029,599,777                               883,337,591

LIABILITIES:
Due to Trustee for purchased securities                                     154,758                                   115,049
                                                                     --------------                              ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $1,029,445,019                              $883,222,542
                                                                     ==============                              ============

  The accompanying notes to financial statements are an integral part of these financial statements.

                            TENNECO INC. THRIFT PLAN


        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994



                                               1995              1994
                                          ---------------  ----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year                         $  883,222,542   $1,187,519,711
                                           --------------   --------------
ADD:
Dividends-
 Tenneco Inc.                                  11,399,437        9,997,205
 Registered investment companies               10,146,008        5,372,629
Interest                                       24,437,665       21,934,975
                                           --------------   --------------
                                               45,983,110       37,304,809

Net appreciation (depreciation) in fair
 value of investments                          85,731,035      (70,757,525)
                                           --------------   --------------
         Net investment income (loss)         131,714,145      (33,452,716)

Contributions-
 Employees                                     46,974,066       50,607,392
 Employers                                     44,180,868       47,539,778
                                           --------------   --------------
                                               91,154,934       98,147,170
Repayment of loan interest                      1,917,000        2,203,350
Litigation settlement                                  --        1,998,468
Transfer from EnTrade Corporation
 401(k) Retirement Savings Plan                        --          396,369
                                          ---------------   --------------
         Total additions                      224,786,079       69,292,641
                                           --------------   --------------

DEDUCT:
Withdrawals-
 Terminated participants-
          Cash                                 48,222,971      122,086,714
          Securities                            7,561,932        7,593,863
                                           --------------   --------------
                                               55,784,903      129,680,577
                                           --------------   --------------

 Active participants-
          Cash                                  8,131,839       14,175,007
          Securities                            1,142,086          484,621
                                           --------------   --------------
                                                9,273,925       14,659,628
                                           --------------   --------------

Administrative expenses                           647,744          723,242
Transfer to Case Corporation Savings
 Plan                                                  --      228,526,363
Transfer to Albright & Wilson Savings
 Plan                                          12,857,030               --
                                           --------------  ---------------
         Total deductions                      78,563,602      373,589,810
                                           --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year                               $1,029,445,019   $  883,222,542
                                           ==============   ==============

  The accompanying notes to financial statements are an integral part of these financial statements.

                            TENNECO INC. THRIFT PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994


1.  DESCRIPTION OF THE THRIFT PLAN:

The Tenneco Inc. Thrift Plan (the Thrift Plan) covers the eligible employees of Tenneco Inc. and its subsidiary companies (the Employers) which have adopted the Thrift Plan. The Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank (the Trustee) is the Trustee of the Thrift Plan Trust (the Trust).

Vesting

All participants are 100 percent vested in their entire account balance in the Thrift Plan, including company matching contributions, unless their employment terminated prior to January 1, 1987.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Thrift Plan are presented on the accrual basis of accounting. The investments of the Thrift Plan are reported at quoted market value except for the BASIC agreement on U.S. Treasury notes whose market value is based upon the difference between the quoted market value of the U.S. Treasury notes and the amortized cost of the related securities. The investments held under the Thrift Plan are recorded in the individual participant's accounts at cost.

Earnings

Individual participants' accounts are credited with an allocation of investment earnings. Allocations are based on the proportion that each participant's investment cost basis account balance bears to the total of all participant investment cost basis account balances.

Expenses

All administrative expenses, including the Trustee's fees, are paid from earnings from the Trust attributable to unallocated amounts or by the Employers. Such expenses may also be paid from the Trust in the event the Employers' payments and such earnings are insufficient to meet such expenses. Brokerage fees, transfer taxes, individual income taxes and all other charges and expenses resulting from purchases or sales of securities are charged to the accounts of the participants requesting the transaction. An additional transaction fee is charged to an individual participant's account for processing investment purchases or sales over $100 and new loans. In all other cases, including any situation where the allocation of the charge to a participant within a particular investment option is undeterminable, expenses are charged proportionately against all the accounts within that investment option. Any other expenses chargeable against the entire Trust are charged to each individual account in the proportion that such account bears to the total amount of the Trust.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  CONTRIBUTIONS:

Eligible employees electing to participate in the Thrift Plan may make salary deferral contributions by payroll deduction of not less than 4 percent nor greater than 8 percent of their base salary, with such contributions limited to $9,240 for 1995 and 1994. If a participant suspends contributions, then, with certain limited exceptions, such suspension must continue for a one-year period. The Employers contribute on behalf of the participant an amount up to the participant's contribution according to the following percentages of the participant's base salary, based on the number of years of participation in the Thrift Plan: 4 percent--through three years; 5 percent--over three through five years; 6 percent--over five through seven years; and 8 percent--over seven years. The participant immediately vests in Employer contributions. Normally, the salary deferral and Employers' contributions are paid each pay period to the Trustee.

Effective January 1, 1993, Employer contributions are made in the form of Tenneco Inc. common stock and are funded by the Tenneco Inc. Stock Employee Compensation Trust. Employer contributions and the related earnings made after January 1, 1993, must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total plan distribution.

The participating employees' and Employers' contributions for the years ended December 31, 1995 and 1994, are summarized below:

                                                      1995                          1994
                                          ----------------------------  ----------------------------
                                           Employees'     Employers'     Employees'     Employers'
                                          Contributions  Contributions  Contributions  Contributions
                                          -------------  -------------  -------------  -------------

Albright & Wilson Americas Inc.             $   186,784    $   162,406    $   843,677    $   733,719
Asheville Industries Inc.                            --             --         96,578         89,513
Case Corporation                                     --             --      4,688,758      4,387,486
Channel Industries Gas Company                  271,867        264,111        208,258        205,879
Chemrich Inc.                                     5,072          4,360         35,657         30,675
East Tennessee Natural Gas Company              324,499        318,220        321,899        312,774
Greenville Industries, Inc.                          --             --         59,613         59,605
Martin Exploration Company                           --             --          1,558          1,558
Midwestern Gas Transmission Company             156,745        156,745        160,489        160,618
Monroe Auto Equipment Company                 2,491,977      2,281,632      2,427,764      2,189,270
Newport News Shipbuilding and Dry Dock
 Company                                     20,475,446     19,901,579     20,139,418     19,504,398

Newport News Industrial Corporation             103,439         99,990         94,435         90,367
Newport News Reactor Services, Inc.             244,382        223,876         23,140         21,563
Tenneco Packaging Inc.                        8,143,684      7,302,845      7,359,363      6,637,830
Rio Linda Chemical Company                       22,695         18,986        106,024         84,690
Tenneco Automotive                              522,445        478,244        629,900        566,491
Tenneco Energy Resources Corporation             97,884         80,004         85,775         68,076
Tenneco Energy Inc.                           1,636,698      1,446,691      1,339,138      1,213,672
Tenneco Gas Marketing Company                   372,133        300,547        467,268        382,541
Tennessee Gas Pipeline Company                6,271,333      5,971,594      6,066,828      5,770,687
Tenneco Management Company                    2,157,234      1,976,748      1,909,870      1,746,761
TennEcon Services, Inc.                         961,683        862,397        996,322        925,233
Walker Manufacturing Company                  2,528,066      2,329,893      2,545,660      2,356,372
                                            -----------    -----------    -----------    -----------

                                            $46,974,066    $44,180,868    $50,607,392    $47,539,778
                                            ===========    ===========    ===========    ===========

4.  INVESTMENT OPTIONS:

Participants must invest contributions and other cash amounts credited to their accounts in one or more of the following:

   Investment Option A--Tenneco Inc. common stock, par value $5 per share.

   Investment Option B--Fidelity U.S. Equity Index Portfolio--Shares in an index fund that attempts to follow the S&P 500 index.

   Investment Option C--Fidelity Growth Company Fund--Shares in a growth-oriented common stock mutual fund.

   Investment Option D--Capstone Growth Fund, Inc. (formally U.S. Trend Fund, Inc.)--Shares in a growth-oriented common stock mutual fund that focuses on long-term capital appreciation and current income.

   Investment Option E--Fidelity U.S. Bond Index Portfolio--Shares in an index fund that attempts to follow the Lehman Brothers Aggregate Bond Index.

   Investment Option F--Time Deposits--Interest-bearing deposits in banks and similar institutions supervised by the United States or state regulatory agencies and selected by the Committee. The Committee may select a bank which is a Thrift Plan fiduciary, providing a reasonable rate of interest is paid. Effective November 24, 1993, the Thrift Plan entered into the Benefit Accessible Securities Investment Contract (BASIC) Master Agreement (BASIC Agreement) with Bankers Trust (Delaware) in order to increase the rate of return of the Investment Option F--Time Deposits. Under the BASIC Agreement, a portion of the monies previously invested in time deposits is invested in United States Treasury securities (the Securities) with original maturities ranging from approximately 11 months to 37 months. The BASIC Agreement provides that, in the event of liquidation required to pay withdrawals, the Securities will be sold to Bankers Trust at face value adjusted for any unamortized premium/discount and BASIC Agreement fee. As a result, the Thrift Plan is protected from declines in the market value of the Securities and relinquishes the benefits of appreciation in their market value. As consideration for the BASIC Agreement, the Thrift Plan is required to pay an initial fee to Bankers Trust; such fee is being amortized over the term of the Securities. As of December 31, 1995 and 1994, the BASIC Agreement had an amortized cost of $305,139 and $637,896 and a market value of $(1,410,145) and $8,563,720, respectively.

See Exhibits I and II.

5.  WITHDRAWALS AND PLAN LOANS:

A participant with at least five years of participation in the Thrift Plan may request an in-service withdrawal. A participant may elect to withdraw all or part of his account balance reduced, if he has not attained age 59-1/2, by the portion of his account balance attributable to salary deferral contributions credited to such account. Plan equity as of December 31, 1995 and 1994, includes amounts pending distribution to participants of $2,142,638 and $722,000, respectively. Amounts pending distribution to terminated participants at December 31, 1994, were not presented as a liability on the Form 5500 for the year ended December 31, 1994.

Reconciliation of Financial
Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

                                            December 31,
                                                1995
                                          ----------------

Net assets available for plan benefits
 per the financial statements              $1,029,445,019
Less- Amounts allocated to withdrawing
 participants                                  (2,142,638)
                                           --------------
Net assets available for plan benefits
 per the Form 5500                         $1,027,302,381
                                           ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500.


                                            Year Ended
                                           December 31,
                                               1995
                                           --------------
Benefits paid to participants per the
 financial statements                      $   65,058,828
Add- Amounts allocated to withdrawing
 participants at December 31, 1995              2,142,638
                                           --------------
Benefits paid to participants per the
 Form 5500                                 $   67,201,466
                                           ==============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date.

Active participants and certain other individuals who have not had a plan loan during the previous 12 months may obtain a plan loan with a term not to exceed 54 months from the cash funds in his account. The borrower may have only one plan loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the least of (a) $50,000, (b) one-half the borrower's account balance or (c) an amount the repayment of which (together with interest) in equal monthly installments equals 10 percent of the borrower's monthly base compensation (or 10 percent of the borrower's monthly income in the case of a nonemployee borrower). The loan interest rate is equal to the highest share-secured loan interest rate charged by the Tenneco Inc. Federal Credit Union. The average loan interest rate was 7.38 percent and 7.10 percent during 1995 and 1994, respectively. Loan principal and interest repayments are made through irrevocable semimonthly payments. Termination of employment may accelerate the maturity of the loan, and failure to make any loan repayment on time shall generally constitute default. In the event of default, the Committee will treat the outstanding loan balance as a distribution to the participant under the Thrift Plan and thereby reduce the participant's interest in the Thrift Plan.

6.  FEDERAL INCOME TAXES:

The Thrift Plan obtained its latest determination letter on September 16, 1994, in which the Internal Revenue Service stated that the Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Thrift Plan has been amended since receiving the determination letter. However, the Plan administrator and the Thrift Plan's legal counsel believe that the Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A participant is not subject to federal income tax on matching Employer contributions, salary deferral contributions or earnings on such participant's account balance until distributed.

7.  PAYABLE TO/RECEIVABLE FROM
    TRUSTEE FOR SECURITIES:

Securities are purchased or sold by the Trustee in anticipation of the transaction requirements of the Thrift Plan participants. The amount payable to the Trustee of $154,758 and $115,049 at December 31, 1995 and 1994, respectively, represents the cost of securities which were purchased by the Trustee as of such date in accordance with the terms of the Thrift Plan over the amount of securities required by the Thrift Plan. At December 31, 1994, the Thrift Plan recorded a receivable from the Trustee for liquidated securities of $6,000,000 which represents the maturity of U.S. Treasury notes on December 31, 1994.

8.  TRANSFER TO CASE
    CORPORATION SAVINGS PLAN:

In June 1994, Tenneco Inc. completed an initial public offering of approximately 29 percent of the common stock of Case Corporation (Case). In conjunction with the initial public offering, the participation of Case employees in the Thrift Plan ceased as of June 30, 1994. The Case Corporation Savings Plan (Case Plan) was established for Case employees, and all Case employees' account balances in the Thrift Plan were transferred to the Case Plan. Such transfer totaled $228,526,363.

9.  TRANSFER FROM ENTRADE
    401(k) RETIREMENT SAVINGS PLAN:

In December 1992, Tenneco Inc. purchased EnTrade Corporation. In conjunction with the purchase, activity in the EnTrade Corporation 401(k) Retirement Savings Plan (EnTrade Plan) was frozen and the participants were allowed to participate in the Thrift Plan in January 1993. In July 1994, the undistributed assets of $396,369 from the EnTrade Plan were transferred to the Thrift Plan.

10.  LITIGATION SETTLEMENT:

During 1991, Tenneco Inc. settled various class action lawsuits against Tenneco Inc. and certain officers and directors on behalf of purchasers of Tenneco Inc.'s common stock during the period April 2, 1990, to December 31, 1991. In 1994, the Thrift Plan participants who held Tenneco Inc. common stock as an investment option during the affected period received final settlement in the amount of $1,998,468.

11.  TRANSFER TO ALBRIGHT &
     WILSON SAVINGS PLAN:

In December 1994, Tenneco Inc. announced its intent to offer 100 percent of its Albright & Wilson (A&W) chemical segment in an underwritten public offering.
The offering, in the form of a floatation in the United Kingdom, was completed in the first quarter of 1995. In conjunction with the public offering, the participation of A&W employees in the Thrift Plan ceased and their Thrift Plan account balances totaling $12,857,030 were transferred to a new plan established by the new public entity.

12.  TERMINATION OF THE THRIFT PLAN:

Although the participating Employers intend to continue the Thrift Plan indefinitely, they reserve the right to terminate the Thrift Plan or withdraw from participation in the Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Thrift Plan or complete discontinuance of contributions will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

13.  SUBSEQUENT EVENT:

In March 1996, Tenneco Inc. announced that it intends to spin off Newport News Shipbuilding and Dry Dock Company to its shareholders in a tax-free transaction and that it was developing strategic options to separate Tenneco Energy from its packaging and automotive parts divisions and to maximize shareowner value through a tax-free spinoff, a sale, strategic alliance or other action. On June 19, 1996, Tenneco Inc. announced a definitive agreement for the acquisition of Tenneco Energy by El Paso Energy Corporation. The spinoffs of Newport News Shipbuilding and Dry Dock Company and Tenneco Inc.'s combined packaging and automotive parts business as well as the merger of Tenneco Energy with a subsidiary of El Paso Energy Corporation are targeted to be completed late in 1996 but remain subject to a number of conditions, including the receipt of a favorable ruling from the Internal Revenue Service on the tax-free nature of the proposed transaction and a favorable Tenneco Inc. shareholder vote on the spinoffs and merger.


Tenneco Inc. is currently unable to predict the timing or the ultimate impact that these recent developments will have on the Thrift Plan.

                                                                       EXHIBIT 1

                            TENNECO INC. THRIFT PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT OPTION

                               DECEMBER 31, 1995


                                                                 Participant-Directed Investment
                             ---------------------------------------------------------------------------------------------------
                                   Option A           Option B        Option C       Option D       Option E        Option F
                             --------------------  ---------------  -------------  -------------  -------------  ---------------
ASSETS:
Investments, at market
 value-
 Corporate securities-
  Tenneco Inc. common stock          $233,515,424  $           -    $         -    $         -    $         -    $          -
 Registered investment
  companies-
  Capstone Growth Fund,
   Inc.                                        -               -              -       31,531,420            -               -
  Fidelity U.S. Equity
   Index Portfolio                             -        32,420,246            -              -              -               -
  Fidelity Growth Company
   Fund                                        -               -       86,689,043            -              -               -
  Fidelity U.S. Bond Index
   Portfolio                                   -               -              -              -       17,211,429             -
                                     ------------  ---------------  -------------  -------------    -----------  --------------
                                               -        32,420,246     86,689,043     31,531,420     17,211,429             -
 U.S. Treasury notes                           -               -              -              -              -       238,545,135
 BASIC agreement on U.S.
  Treasury notes                               -               -              -              -              -        (1,410,145)
 Time deposits                                 -               -              -              -              -       227,090,114
 Cash surrender value of
  life insurance policies                      -               -              -              -              -               -
 Participant loans
  receivable                                   -               -              -              -              -               -
                                     ------------  ---------------  -------------  -------------  -------------  --------------
              Total
              investments             233,515,424       32,420,246     86,689,043     31,531,420     17,211,429     464,225,104

Receivables-
 Employees' contributions                 244,145           79,042        189,205         37,911         33,163         456,575
 Employers' contributions                     -                -              -              -              -               -
 Accrued interest                             -                -              -              -              -         3,867,269
                                     ------------  ---------------  -------------  -------------  -------------    ------------
                                          244,145           79,042        189,205         37,911         33,163       4,323,844
Cash                                          901              -              272            141            113         354,123
                                     ------------  ---------------    -----------    -----------    -----------    ------------
              Total assets            233,760,470       32,499,288     86,878,520     31,569,472     17,244,705     468,903,071

LIABILITIES:
Due to Trustee for
 purchased securities                      63,061           15,944         49,719         13,054         12,980             -
                                     ------------      -----------    -----------    -----------    -----------  --------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                       $233,697,409      $32,483,344    $86,828,801    $31,556,418    $17,231,725    $468,903,071
                                     ============      ===========    ===========    ===========    ===========    ============

                                 Participant-Directed
                                       Investment          Nonparticipant-
                              --------------------------       Directed
                              Discontinued                    Investment
                               Investment    Participant   --------------
                                Options         Loans         Option A           Total
                              ------------  -------------  --------------  -----------------

ASSETS:
Investments, at market
 value-
 Corporate securities-
  Tenneco Inc. common stock   $        -    $         -      $130,359,492    $  363,874,916
 Registered investment
  companies-
  Capstone Growth Fund,
   Inc.                                -              -               -          31,531,420
  Fidelity U.S. Equity
   Index Portfolio                     -              -               -          32,420,246
  Fidelity Growth Company
   Fund                                -              -               -          86,689,043
  Fidelity U.S. Bond Index
   Portfolio                           -              -               -          17,211,429
                              ------------  -------------  --------------    --------------
                                       -              -               -         167,852,138
 U.S. Treasury notes                   -              -               -         238,545,135
 BASIC agreement on U.S.
  Treasury notes                       -              -               -          (1,410,145)
 Time deposits                         -              -               -         227,090,114
 Cash surrender value of
  life insurance policies           86,486            -               -              86,486
 Participant loans
  receivable                           -       27,349,098             -          27,349,098
                              ------------  -------------  --------------    --------------
              Total
              investments           86,486     27,349,098     130,359,492     1,023,387,742

Receivables-
 Employees' contributions              281            -               -           1,040,322
 Employers' contributions              -              -           948,894           948,894
 Accrued interest                      -              -               -           3,867,269
                              ------------  -------------  --------------    --------------
                                       281            -           948,894         5,856,485
Cash                                   -              -               -             355,550
                              ------------  -------------  --------------    --------------
              Total assets          86,767     27,349,098     131,308,386     1,029,599,777

LIABILITIES:
Due to Trustee for
 purchased securities                  -              -               -             154,758
                              ------------  -------------  --------------    --------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                     $86,767    $27,349,098    $131,308,386    $1,029,445,019
                              ============  =============  ==============    ==============

                                                                      Exhibit 1
                                                                     (continued)

                            TENNECO INC. THRIFT PLAN

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT OPTION

                               DECEMBER 31, 1994

                                                                   Participant-Directed Investment
                                               -------------------------------------------------------------------------
                                                Option A        Option B        Option C        Option D        Option E
                                               ----------       --------        --------        --------        --------
ASSETS:
Investments, at market value-
 Corporate securities-
  Tenneco Inc. common stock                    $220,126,196    $        --     $        --     $        --     $        --
  Tenneco Inc. preferred stock                           --             --              --              --              --
 Registered investment companies-
  Capstone Growth Fund, Inc.                             --             --              --      29,045,842              --
  Fidelity U.S. Equity Index Portfolio                   --     22,910,784              --              --              --
  Fidelity Growth Company Fund                           --             --      66,799,867              --              --
  Fidelity U.S. Bond Index Portfolio                     --             --              --              --      13,449,071
                                               ------------    -----------     -----------     -----------     -----------
                                                         --     22,910,784      66,799,867      29,045,842      13,449,071
 U.S. Treasury notes                                     --             --              --              --              --
 BASIC agreement on U.S. Treasury notes                  --             --              --              --              --
 Time deposits                                           --             --              --              --              --
 Cash surrender value of life insurance
  policies                                               --             --              --              --              --
 Participant loans receivable                            --             --              --              --              --
                                               ------------    -----------     -----------     -----------     -----------
      Total investments                         220,126,196     22,910,784      66,799,867      29,045,842      13,449,071

Receivables-
 Employees' contributions                           252,618         66,497         157,557          37,699          29,914
 Employers' contributions                                --             --              --              --              --
 Due from Trustee for liquidated securities              --             --              --              --              --
 Accrued interest                                        --             --              --              --              --
                                               ------------    -----------     -----------     -----------     -----------
                                                    252,618         66,497         157,557          37,699          29,914
Cash                                                    278             33             894              17              97
                                               ------------    -----------     -----------     -----------     -----------
      Total assets                              220,379,092     22,977,314      66,958,318      29,083,558      13,479,082

LIABILITIES:
 Due to Trustee for purchased securities             24,876         15,890          54,737          10,233           9,313
                                               ------------    -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $220,354,216    $22,961,424     $66,903,581     $29,073,325     $13,469,769
                                               ============    ===========     ===========     ===========     ===========

                                                        Participant-Directed
                                                             Investment                   Nonparticipant-
                                               --------------------------------------         Directed
                                                            Discontinued                     Investment
                                                             Investment   Participant     ---------------
                                                 Option F      Options       Loans            Option A          Total
                                               ------------ ------------  -----------     ---------------    -----------
ASSETS:
Investments, at market value-
 Corporate securities-
  Tenneco Inc. common stock                  $         --     $     --      $        --       $75,696,499     $295,822,695
  Tenneco Inc. preferred stock                         --       83,668               --                --           83,668
 Registered investment companies-
  Capstone Growth Fund, Inc.                           --           --               --                --       29,045,842
  Fidelity U.S. Equity Index Portfolio                 --           --               --                --       22,910,784
  Fidelity Growth Company Fund                         --           --               --                --       66,799,867
  Fidelity U.S. Bond Index Portfolio                   --           --               --                --       13,449,071
                                             ------------     --------      -----------       -----------     ------------
                                                       --           --               --                --      132,205,564
 U.S. Treasury notes                          235,507,297           --               --                --      235,507,297
 BASIC agreement on U.S. Treasury notes         8,563,720           --               --                --        8,563,720
 Time deposits                                170,403,728           --               --                --      170,403,728
 Cash surrender value of life insurance
  policies                                             --       88,349               --                --           88,349
 Participant loans receivable                          --           --       27,619,916                --       27,619,916
                                             ------------     --------      -----------       -----------     ------------
      Total investments                       414,474,745      172,017       27,619,916        75,696,499      870,294,937

Receivables-
 Employees' contributions                         471,530           --               --                --        1,015,815
 Employers' contributions                              --           --               --           931,072          931,072
 Due from Trustee for liquidated securities     6,000,000           --               --                --        6,000,000
 Accrued interest                               4,565,864           --               --                --        4,565,864
                                             ------------     --------      -----------       -----------     ------------
                                               11,037,394           --               --           931,072       12,512,751
Cash                                              528,584           --               --                --          529,903
                                             ------------     --------      -----------       -----------     ------------
      Total assets                            426,040,723      172,017       27,619,916        76,627,571      883,337,591

LIABILITIES:
 Due to Trustee for purchased securities               --           --               --                --          115,049
                                             ------------     --------      -----------       -----------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $426,040,723     $172,017      $27,619,916       $76,627,571     $883,222,542
                                             ============     ========      ===========       ===========     ============

                                                                       Exhibit 2

                            TENNECO INC. THRIFT PLAN

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT
                                     OPTION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                     Participant-Directed Investment
                                     ----------------------------------------------------------------------------------------------


                                       Option A           Option B        Option C        Option D        Option E       Option F
                                     ------------       -----------     -----------     -----------     -----------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                             $220,354,216       $22,961,424     $66,903,581     $29,073,325     $13,469,769    $426,040,723
                                     ------------       -----------     -----------     -----------     -----------    ------------
ADD:
  Dividends-
    Tenneco Inc.                        7,882,241               -               -               -               -               -
     Registered investment
      companies                               -             783,458       3,867,033       4,382,470       1,106,065             -
  Interest                                    -                 -               -               -               -        24,424,327
                                     ------------       -----------     -----------     -----------     -----------    ------------
                                        7,882,241           783,458       3,867,033       4,382,470       1,106,065      24,424,327
  Net appreciation in fair
   value of investments                36,658,103         7,699,600      21,115,284       3,311,421       1,424,680             -
                                     ------------       -----------     -----------     -----------     -----------    ------------
        Net investment income          44,540,344         8,483,058      24,982,317       7,693,891       2,530,745      24,424,327
  Contributions-
    Employees                           9,043,738         2,718,782       6,991,199       1,592,300       1,257,810      25,359,397
    Employers                                 -                 -               -               -               -               -
  Repayment of loan interest                  -                 -               -               -               -               -
                                     ------------       -----------     -----------     -----------     -----------    ------------
        Total additions                53,584,082        11,201,840      31,973,516       9,286,191       3,788,555      49,783,724
                                     ------------       -----------     -----------     -----------     -----------    ------------
DEDUCT:
  Withdrawals-
    Terminated participants-
      Cash                                 46,583             1,396           7,730           1,357           2,174      48,163,731
      Securities                        6,399,590               -               -               -               -               -
    Active participants-
      Cash                                  1,067               197             288              36              93       7,074,531
      Securities                        1,055,486               -               -               -               -               -
  Administrative expenses                     -                 -               -               -               -           634,419
  Transfer to Albright & Wilson
   Savings Plan                         2,909,337         1,107,463       2,119,563         998,541         417,258       3,051,930
                                     ------------       -----------     -----------     -----------     -----------    ------------
        Total deductions               10,412,063         1,109,056       2,127,581         999,934         419,525      58,924,611
                                     ------------       -----------     -----------     -----------     -----------    ------------
OPTION TRANSFERS                      (29,828,826)         (570,864)     (9,920,715)     (5,803,164)        392,926      52,003,235
                                     ------------       -----------     -----------     -----------     -----------    ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $233,697,409       $32,483,344     $86,828,801     $31,556,418     $17,231,725    $468,903,071
                                     ============       ===========     ===========     ===========     ===========    ============

                                      Participant-Directed Investment    Nonparticipant-
                                     ---------------------------------      Directed
                                     Discontinued                          Investment
                                      Investment          Participant    ---------------
                                        Options              Loans          Option A           Total
                                     ------------       --------------   ---------------   --------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                               $ 172,017         $27,619,916      $ 76,627,571     $  883,222,542
                                       ---------         -----------      ------------     --------------
ADD:
  Dividends-
    Tenneco Inc.                             -                   -           3,517,196         11,399,437
     Registered investment
      companies                            6,982                 -                 -           10,146,008
  Interest                                13,338                 -                 -           24,437,665
                                       ---------         -----------      ------------     --------------
                                          20,320                 -           3,517,196         45,983,110
  Net appreciation in fair
   value of investments                    7,592                 -          15,514,355         85,731,035
                                       ---------         -----------      ------------     --------------

        Net investment income             27,912                 -          19,031,551        131,714,145

  Contributions-
    Employees                             10,840                 -                 -           46,974,066
    Employers                                -                   -          44,180,868         44,180,868
  Repayment of loan interest                 -             1,917,000               -            1,917,000
                                       ---------         -----------      ------------     --------------
        Total additions                   38,752           1,917,000        63,212,419        224,786,079
                                       ---------         -----------      ------------     --------------
DEDUCT:
  Withdrawals-
    Terminated participants-
      Cash                                   -                   -                 -           48,222,971
      Securities                             -                   -           1,162,342          7,561,932
    Active participants-
      Cash                                   -             1,055,627               -            8,131,839
      Securities                             -                   -              86,600          1,142,086
  Administrative expenses                 13,325                 -                 -              647,744
  Transfer to Albright & Wilson
   Savings Plan                              -               470,820         1,782,118         12,857,030
                                       ---------         -----------      ------------     --------------
        Total deductions                  13,325           1,526,447         3,031,060         78,563,602
                                       ---------         -----------      ------------     --------------
OPTION TRANSFERS                        (110,677)           (661,371)       (5,500,544)               -
                                       ---------         -----------      ------------     --------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                 $  86,767         $27,349,098      $131,308,386     $1,029,445,019
                                       =========         ===========      ============     ==============

                                                                      Exhibit 2
                                                                     (continued)

                            TENNECO INC. THRIFT PLAN

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT
                                     OPTION

                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                     Participant-Directed Investment
                                     ----------------------------------------------------------------------------------------------


                                       Option A           Option B        Option C        Option D        Option E       Option F
                                     ------------       -----------     -----------     -----------     -----------    ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                             $289,546,070       $24,108,869     $67,635,676     $45,945,405     $19,584,321    $647,193,018
                                     ------------       -----------     -----------     -----------     -----------    ------------
ADD:
  Dividends-
    Tenneco Inc.                        7,734,347               -               -               -               -               -
     Registered investment
      companies                               -             765,209       2,671,301         750,371       1,180,488             -
  Interest                                    -                 -               -               -               -        21,923,446
                                     ------------       -----------     -----------     -----------     -----------    ------------
                                        7,734,347           765,209       2,671,301         750,371       1,180,488      21,923,446
  Net appreciation (depreciation)
   in fair value of investments       (45,193,152)         (558,888)     (5,158,061)     (4,023,148)     (1,674,733)        151,000
                                     ------------       -----------     -----------     -----------     -----------    ------------
        Net investment income
         (loss)                       (37,458,805)          206,321      (2,486,760)     (3,272,777)       (494,245)     22,074,446
  Contributions-
    Employees                           9,689,742         2,631,256       7,021,040       1,956,836       1,308,954      27,986,672
    Employers                                 -                 -               -               -               -               -
  Repayment of loan interest                  -                 -               -               -               -               -
  Litigation settlement                       -                 -               -               -               -         1,998,468
  Transfer from EnTrade Corporation
   401(k) Retirement Savings Plan             -                 -               -               -               -           396,369
                                     ------------       -----------     -----------     -----------     -----------    ------------
        Total additions               (27,769,063)        2,837,577       4,534,280      (1,315,941)        814,709      52,455,955
                                     ------------       -----------     -----------     -----------     -----------    ------------
DEDUCT:
  Withdrawals-
    Terminated participants-
      Cash                                 32,393             3,726           9,903           3,751           6,997     122,029,944
      Securities                          419,628               -               -               -               -               -
    Active participants-
      Cash                                  1,109               116             357             141              55      12,097,902
      Securities                          234,182               -               -               -               -               -
  Administrative expenses                     -                 -               -               -               -           697,388
  Transfer to Case Corporation
   Savings Plan                        61,283,101         4,210,969      15,557,229       8,549,542       4,281,115     117,556,456
                                     ------------       -----------     -----------     -----------     -----------    ------------
        Total deductions               61,970,413         4,214,811      15,567,489       8,553,434       4,288,167     252,381,690
                                     ------------       -----------     -----------     -----------     -----------    ------------
OPTION TRANSFERS                       20,547,622           229,789      10,301,114      (7,002,705)     (2,641,094)    (21,226,560)
                                     ------------       -----------     -----------     -----------     -----------    ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year               $220,354,216       $22,961,424     $66,903,581     $29,073,325     $13,469,769    $426,040,723
                                     ============       ===========     ===========     ===========     ===========    ============

                                      Participant-Directed Investment    Nonparticipant-
                                     ---------------------------------      Directed
                                     Discontinued                          Investment
                                      Investment          Participant    ---------------
                                        Options              Loans          Option A           Total
                                     ------------       --------------   ---------------   --------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                               $212,662         $32,817,995      $ 60,475,695     $1,187,519,711
                                       --------         -----------      ------------     --------------
ADD:
  Dividends-
    Tenneco Inc.                            -                   -           2,262,858          9,997,205
     Registered investment
      companies                           5,260                 -                 -            5,372,629
  Interest                               11,529                 -                 -           21,934,975
                                       --------         -----------      ------------     --------------
                                         16,789                 -           2,262,858         37,304,809
  Net appreciation (depreciation)
   in fair value of investments            (210)                -         (14,300,333)       (70,757,525)
                                       --------         -----------      ------------     --------------

        Net investment income (loss)     16,579                 -         (12,037,475)       (33,452,716)

  Contributions-
    Employees                            12,892                 -                 -           50,607,392
    Employers                               -                   -          47,539,778         47,539,778
  Repayment of loan interest                -             2,203,350               -            2,203,350
  Litigation settlement                     -                   -                 -            1,998,468
  Transfer from EnTrade Corporation
   401(k) Retirement Savings Plan           -                   -                 -              396,369
                                       --------         -----------      ------------     --------------
        Total additions                  29,471           2,203,350        35,502,303         69,292,641
                                       --------         -----------      ------------     --------------
DEDUCT:
  Withdrawals-
    Terminated participants-
      Cash                                  -                   -                 -          122,086,714
      Securities                            -                   -           7,174,235          7,593,863
    Active participants-
      Cash                                  -             2,075,327               -           14,175,007
      Securities                            -                   -             250,439            484,621
  Administrative expenses                25,854                 -                 -              723,242
  Transfer to Case Corporation
   Savings Plan                             -             4,326,276        12,761,675        228,526,363
                                       --------         -----------      ------------     --------------
        Total deductions                 25,854           6,401,603        20,186,349        373,589,810
                                       --------         -----------      ------------     --------------
OPTION TRANSFERS                        (44,262)           (999,826)          835,922                -
                                       --------         -----------      ------------     --------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year                 $172,017         $27,619,916      $ 76,627,571     $  883,222,542
                                       ========         ===========      ============     ==============

                                                                      SCHEDULE I
                            TENNECO INC. THRIFT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1995


                                                                                       Shares or                        Current
Identity of Issue                             Description of Asset                     Face Value        Cost            Value
- ---------------------------  -------------------------------------------------------  ------------  --------------  ---------------

CORPORATE SECURITIES:
Tenneco Inc.*                Tenneco Inc. common stock                                   7,332,492    $331,392,250    $363,874,916
                                                                                                      ------------    ------------
                             Total corporate securities                                                331,392,250     363,874,916
                                                                                                      ------------    ------------
REGISTERED INVESTMENT
 COMPANIES:
  Capstone Financial
   Services                  Capstone Growth Fund, Inc.                                  2,283,231      29,993,103      31,531,420
  Fidelity Investments
   Institutional Services
   Co.                       Fidelity U.S. Equity Index Portfolio                        1,437,115      24,935,106      32,420,246
  Fidelity Investments
   Institutional Services
   Co.                       Fidelity Growth Company Fund                                2,388,589      71,105,240      86,689,043
  Fidelity Investments
   Institutional Services
   Co.                       Fidelity U.S. Bond Index Portfolio                          1,571,333      16,899,764      17,211,429
                                                                                                      ------------    ------------
                              Total registered investment companies                                    142,933,213     167,852,138
                                                                                                      ------------    ------------
U.S. TREASURY NOTES:
      U.S. Government        U.S. Treasury note, 7.500%, due January 31, 1996          $ 6,000,000       6,015,255       6,011,015
      U.S. Government        U.S. Treasury note, 4.625%, due February 15, 1996           6,000,000       6,002,337       5,996,484
      U.S. Government        U.S. Treasury note, 7.750%, due March 31, 1996              6,000,000       6,048,812       6,035,625
      U.S. Government        U.S. Treasury note, 7.625%, due April 30, 1996              6,000,000       6,063,123       6,045,235
      U.S. Government        U.S. Treasury note, 5.500%, due April 30, 1996              6,000,000       5,985,270       6,005,156
      U.S. Government        U.S. Treasury note, 4.250%, due May 15, 1996                6,000,000       5,998,372       5,978,202
      U.S. Government        U.S. Treasury note, 7.875%, due June 30, 1996               6,000,000       6,110,107       6,075,938
      U.S. Government        U.S. Treasury note, 7.875%, due July 31, 1996               6,000,000       6,117,502       6,089,063
      U.S. Government        U.S. Treasury note, 4.375%, due August 15, 1996            12,000,000      11,898,948      11,936,250
      U.S. Government        U.S. Treasury note, 7.250%, due August 31, 1996             6,000,000       6,106,539       6,074,531
      U.S. Government        U.S. Treasury note, 7.000%, due September 30, 1996          6,000,000       6,112,178       6,074,765
      U.S. Government        U.S. Treasury note, 6.875%, due October 31, 1996            6,000,000       6,113,474       6,077,344
      U.S. Government        U.S. Treasury note, 4.375%, due November 15, 1996           6,000,000       5,998,105       5,955,938
      U.S. Government        U.S. Treasury note, 4.375%, due November 15, 1996          12,000,000      11,877,051      11,911,876
      U.S. Government        U.S. Treasury note, 4.375%, due November 15, 1996          14,000,000      13,876,250      13,897,188
      U.S. Government        U.S. Treasury note, 6.500%, due November 30, 1996           6,000,000       6,104,503       6,064,922
      U.S. Government        U.S. Treasury note, 6.125%, due December 31, 1996           6,000,000       6,096,681       6,058,360
      U.S. Government        U.S. Treasury note, 6.250%, due January 31, 1997           12,000,000      12,223,071      12,131,250
      U.S. Government        U.S. Treasury note, 6.750%, due February 28, 1997          12,000,000      12,225,768      12,205,781
      U.S. Government        U.S. Treasury note, 6.875%, due March 31, 1997             12,000,000      12,171,878      12,238,594
      U.S. Government        U.S. Treasury note, 6.875%, due April 30, 1997             12,000,000      12,108,534      12,254,531
      U.S. Government        U.S. Treasury note, 6.750%, due May 31, 1997               12,000,000      12,057,043      12,247,500
      U.S. Government        U.S. Treasury note, 6.375%, due June 30, 1997               6,000,000       5,989,928       6,102,188
      U.S. Government        U.S. Treasury note, 5.500%, due July 31, 1997               6,000,000       5,930,341       6,030,000
      U.S. Government        U.S. Treasury note, 5.625%, due August 31, 1997             6,000,000       5,919,017       6,038,460
      U.S. Government        U.S. Treasury note, 5.500%, due September 30, 1997          6,000,000       5,863,022       6,030,938

                                                                      SCHEDULE I
                                                                       Continued

                                                                                       Shares or                        Current
Identity of Issue                             Description of Asset                     Face Value        Cost            Value
- ---------------------------  -------------------------------------------------------  ------------  --------------  ---------------
U.S. TREASURY NOTES
 (Continued):
      U.S. Government        U.S. Treasury note, 5.750%, due October 31, 1997          $ 6,000,000    $  5,858,765    $  6,057,656
      U.S. Government        U.S. Treasury note, 7.375%, due November 15, 1997           6,000,000       5,969,212       6,226,860
      U.S. Government        U.S. Treasury note, 7.375%, due November 15, 1997           6,000,000       5,958,231       6,226,860
      U.S. Government        U.S. Treasury note, 7.375%, due November 15, 1997           6,000,000       6,000,000       6,226,860
      U.S. Government        U.S. Treasury note, 7.250%, due February 15, 1998           6,000,000       6,030,535       6,239,765
                                                                                                      ------------    ------------
                             Total U.S. Treasury notes                                                 236,829,852     238,545,135
                                                                                                      ------------    ------------
BASIC AGREEMENTS:
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.500%, due
       New York              January 31, 1996                                                 --               686           4,926
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 4.625%, due
       New York              February 15, 1996                                                --               887           6,740
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.750%, due
       New York              March 31, 1996                                                   --             2,092          15,279
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.625%, due
       New York              April 30, 1996                                                   --             2,839          20,727
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 5.500%, due
       New York              April 30, 1996                                                   --             2,282         (17,604)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 4.250%, due
       New York              May 15, 1996                                                     --             3,038          23,208
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.875%, due
       New York              June 30, 1996                                                    --             4,342          38,511
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.875%, due
       New York              July 31, 1996                                                    --             5,035          33,474
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 4.375%, due
       New York              August 15, 1996                                                  --             8,534         (28,768)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.250%, due
       New York              August 31, 1996                                                  --             5,577          37,585
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.000%, due
       New York              September 30, 1996                                               --             6,301          43,714
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.875%, due
       New York              October 31, 1996                                                 --             6,979          43,109
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 4.375%, due
       New York              November 15, 1996                                                --             2,250          44,417
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 4.375%, due
       New York              November 15, 1996                                                --            12,069         (22,756)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 4.375%, due
       New York              November 15, 1996                                                --            14,126          (6,812)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.500%, due
       New York              November 30, 1996                                                --             7,613          47,194
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.125%, due
       New York              December 31, 1996                                                --             8,308          46,629
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.250%, due
       New York              January 31, 1997                                                 --            17,931         109,752
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.750%, due
       New York              February 28, 1997                                                --            19,263          39,250
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.875%, due
       New York              March 31, 1997                                                   --            20,293         (46,423)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.875%, due
       New York              April 30, 1997                                                   --            21,520        (124,477)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.750%, due
       New York              May 31, 1997                                                     --            21,078        (169,379)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 6.375%, due
       New York              June 30, 1997                                                    --            15,160         (97,101)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 5.500%, due
       New York              July 31, 1997                                                    --            10,475         (89,184)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 5.625%, due
       New York              August 31, 1997                                                  --            11,299        (108,144)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 5.500%, due
       New York              September 30, 1997                                               --            11,520        (156,396)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 5.750%, due
       New York              October 31, 1997                                                 --            12,009        (186,882)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.375%, due
       New York              November 15, 1997                                                --            13,341        (244,307)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.375%, due
       New York              November 15, 1997                                                --            12,610        (256,019)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.375%, due
       New York              November 15, 1997                                                --            12,015        (214,845)
      Bankers Trust Co.      BASIC Agreement on U.S. Treasury note, 7.250%, due
       New York              February 15, 1998                                                --            13,667        (195,563)
                                                                                                      ------------    ------------
                             Total BASIC Agreements
                                                                                                           305,139      (1,410,145)
                                                                                                      ------------    ------------

                                                                      SCHEDULE I
                                                                       Continued

                                                                                       Shares or                        Current
Identity of Issue                             Description of Asset                     Face Value        Cost            Value
- ---------------------------  -------------------------------------------------------  ------------  --------------  ---------------
TIME DEPOSITS:
Bank One - Dayton            Bank One-Dayton Flex Fund                                                $ 24,000,000    $   24,000,000
Bank One - Milwaukee         Bank One-Milwaukee Flex Fund                                               24,000,000        24,000,000
FCC National Bank            FCC National Bank Flex Fund                                                24,000,000        24,000,000
First National Bank of
 Chicago                     First National Bank of Chicago Flex Fund                                   24,000,000        24,000,000
NationsBank Florida*         NationsBank Florida Flex Fund                                              24,000,000        24,000,000
NationsBank South Carolina*  NationsBank South Carolina Flex Fund                                       24,000,000        24,000,000
NationsBank Texas*           NationsBank Texas Flex Fund                                                29,519,163        29,519,163
Wachovia Bank N.A.           Wachovia Bank N.A. Flex Fund                                               24,000,000        24,000,000
Wachovia Bank of Georgia     Wachovia Bank of Georgia N.A. Flex Fund                                    24,000,000        24,000,000
NationsBank Texas*           Tenneco Thrift Flex Check #2                                                5,570,951         5,570,951
                                                                                                       -----------     -------------

                             Total time deposits                                                       227,090,114       227,090,114
                                                                                                       -----------     -------------

Philadelphia Life
 Insurance Co.               CASH SURRENDER VALUE OF LIFE INSURANCE POLICIES                                    --            86,486

Tenneco Inc. Thrift Plan*    PARTICIPANT LOANS RECEIVABLE  (Interest rates
                             ranging from 7% to 9.75%)                                                          --        27,349,098
                                                                                                       -----------     -------------

                             Total assets held for investment purposes                                $938,550,568    $1,023,387,742
                                                                                                      ============    ==============


* Indicated party in interest.

                                                                     SCHEDULE II

                            TENNECO INC. THRIFT PLAN


                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995




                                                        Number of                                             Cost
                                                       Transactions                                         of Assets
                                                     ----------------     Purchase          Selling          Sold or      Net Gain
Identity of Party Involved        Description        Purchases  Sales     Price(a)        Price(b)(c)      Distributed     (Loss)
- ---------------------------  ----------------------  ---------  -----  --------------  -----------------  -------------  -----------
NationsBank Texas            NationsBank Texas
                             Flex Fund                       9     46   $ 65,755,763    $ 37,232,676       $ 37,232,676  $     --
Tenneco Inc.                 Tenneco Inc. common
                             stock                         140    360     38,747,729      53,713,233         49,859,908   3,853,325
Wachovia Bank N.A.           Wachovia Bank N.A.
                             Flex Fund                      12     12    259,000,000     255,000,000        255,000,000        --
Wachovia Bank of Georgia     Wachovia Bank of
                             Georgia Flex Fund              12     12    259,000,000     255,000,000        255,000,000        --


(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).
(b)  Selling price is net of expenses incurred in connection with transactions.
(c)  Current value of asset on transaction date is equal to the selling price.


NOTE: This schedule is a listing of series of transactions in the same security which exceed 5% of the market value of the Tenneco Inc. Thrift Plan assets held on January 1, 1995. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                  SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO INC. THRIFT PLAN

Date: June 24, 1996                       By:      /s/ DANA G. MEAD
                                             ----------------------------------
                                                       Dana G. Mead
                                                  Chairman of the Tenneco
                                                    Benefits Committee

                                INDEX TO EXHIBIT

 EXHIBIT
 NUMBER
 -------
   23    --Consent of Independent Public Accountants